February 13, 2025

Graham O'Brien
Chief Financial Officer
ZoomInfo Technologies Inc.
805 Broadway Street , Suite 900
Vancouver , Washington 98660

       Re: ZoomInfo Technologies Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 15, 2024
Dear Graham O'Brien:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology